UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

SHILOH INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

David J. Hessler, Esq.

Wegman, Hessler & Vanderburg

Suite 200

6055 Rockside Woods Blvd.

Cleveland, Ohio 44131

216-642-3342

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Oak Tree Holdings LLC 83-1497212
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,866
	8	SHARED VOTING POWER 604,400
	9	SOLE DISPOSITIVE POWER 7,300,866
	10	SHARED DISPOSITIVE POWER 604,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,905,266
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 33.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Oak Tree Archway LLC 83-1632307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,866
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,300,866
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,300,866
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MTD Holdings Inc 34-0658691
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 604,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 604,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6%
14	TYPE OF REPORTING PERSON (see instructions) CO

EXPLANATORY NOTE

This Amendment No. 14 (“Amendment No. 14”) amends and supplements the Statement on Schedule 13D filed on March 31, 1998 by MTD Products Inc, an Ohio corporation (now known as MTD Holdings Inc), as most recently amended by Amendment No. 13 filed on December 18, 2018 by MTD Holdings Inc and Oak Tree Archway LLC, an Ohio limited liability company (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation. The Schedule 13D is being amended to remove MTD Holdings Inc as a filing person and to add Oak Tree Holdings LLC, an Ohio limited liability company, as a filing person to reflect an internal reorganization effective January 2, 2019, pursuant to which MTD Holdings Inc: (i) became a subsidiary of Oak Tree Holdings LLC; and (ii) distributed to Oak Tree Holdings LLC all membership interests in Oak Tree Archway LLC, an Ohio limited liability company, which directly holds 7,300,866 shares of Common Stock. As a result of this internal reorganization, the shares of Common Stock previously held indirectly by MTD Holdings Inc are now held indirectly by Oak Tree Holdings LLC, and MTD Holdings Inc no longer beneficially owns more than five percent of the outstanding shares of Common Stock.

This Amendment No. 14 amends Items 1 through 7 of the Schedule 13D as set forth below.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 880 Steel Drive, Valley City, Ohio 44280.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (f) This Schedule 13D is being filed jointly by: (i) MTD Holdings Inc, an Ohio corporation (“MTD”), which until November 1, 2002 was known as MTD Products Inc; (ii) Oak Tree Holdings LLC, an Ohio limited liability company (“Oak Tree Holdings”); and (iii) Oak Tree Archway LLC, an Ohio limited liability company (“Oak Tree Archway”, and together with MTD and Oak Tree Holdings, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated January 4, 2019, a copy of which is attached as an exhibit to this Amendment No. 14.

Oak Tree Archway is managed by Oak Tree Holdings, its sole member. Oak Tree Holdings is managed by a board of directors. The name and principal business or occupation of each executive officer or director of Oak Tree Holdings and each executive officer of Oak Tree Archway is set forth below. Each such executive officer and director is a citizen of the United States of America and has a business address of 5965 Grafton Road, Valley City, Ohio 44280.

Oak Tree Holdings LLC

Name	Principal Business or Occupation
Curtis E. Moll	President and Director

Christopher M. Essig	Vice President

Michael Griffith	Treasurer

David J. Hessler	Secretary

Lawrence Muscarella	Assistant Secretary

Robert J. King, Jr.	Director

Dieter Kaesgen	Director

Gordon Manning	Director

Robert T. Moll	Director

Theodore S. Moll	Director

Steven C. Tourek	Director

Michael Merriman	Director

Deborah S. Brown	Director

Oak Tree Archway LLC

Name	Principal Business or Occupation
Curtis E. Moll	President

Christopher M. Essig	Vice President

Michael Griffith	Treasurer

David J. Hessler	Secretary

Lawrence Muscarella	Assistant Secretary

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons identified above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The address for each of the Reporting Persons is 5965 Grafton Road, Valley City, OH 44280.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Each of Oak Tree Archway and Oak Tree Holdings acquired their shares of Common Stock for no consideration as a result of an internal reorganization with MTD. Prior to January 2, 2019 and as previously reported: (i) each of Oak Tree Archway and Oak Tree Holdings were wholly owned subsidiaries of MTD; (ii) Oak Tree Archway directly held 7,300,866 shares of Common Stock, which MTD had contributed to it for no consideration on December 11, 2018; (iii) MTD beneficially owned such 7,300,866 shares of Common Stock through its then wholly owned subsidiary, Oak Tree Archway, and had shared power to dispose of 604,400 shares of Common Stock held by the MTD Products Inc Master Employee Benefit Trust, a trust fund established and sponsored by MTD Products Inc (the “Trust”); and (iv) Oak Tree Holdings did not beneficially own any shares of Common Stock directly or indirectly.

On January 2, 2019, the internal reorganization became effective when a wholly owned subsidiary of Oak Tree Holdings merged into MTD, with MTD surviving as a subsidiary of Oak Tree Holdings, and MTD immediately thereafter distributed its membership interests in Oak Tree Archway to Oak Tree Holdings. Following these transactions: (i) each of Oak Tree Archway and MTD are now subsidiaries of Oak Tree Holdings; (ii) Oak Tree Archway continues to directly hold 7,300,866 shares of Common Stock; (iii) MTD continues to have shared dispositive power over 604,400 shares of Common Stock held by the Trust, but no longer beneficially owns any shares of Common Stock held by Oak Tree Archway; and (iv) Oak Tree Holdings now beneficially owns an aggregate of 7,905,266 shares of Common Stock, of which 7,300,866 are held directly by Oak Tree Archway and 604,400 are held directly by the Trust.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 3 above is incorporated herein by reference. Other than as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The Reporting Persons had, as of January 2, 2019, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

As of such date, Oak Tree Archway directly beneficially owned 7,300,866 shares of Common Stock, constituting approximately 31.1% of the outstanding shares of Common Stock, with the sole power to vote and to dispose of such shares.

Oak Tree Holdings may be deemed to beneficially own: (i) the 7,300,866 shares of Common Stock held directly by Oak Tree Archway, with the sole power to direct the vote and to direct the disposition of such shares; and (ii) the 604,000 shares of Common Stock owned by the Trust. Accordingly, as of such date, Oak Tree Holdings indirectly beneficially owned a total of 7,905,266 shares of Common Stock, constituting approximately 33.7% of the outstanding Common Stock.

As of such date, Mr. Curtis E. Moll, President of Oak Tree Holdings and a member of its board of directors, owned directly 200,651 shares of Common Stock with the sole power to vote and dispose of such shares. In addition, Sara H. Moll, the wife of Mr. Moll, owned 1,104 shares of Common Stock. Mr. Moll shares voting and dispositive power with respect to Common Stock held by Sara H. Moll.

As of such date, Dieter Kaesgen, a member of the board of directors of Oak Tree Holdings, owned directly 68,870 shares of Common Stock, David J. Hessler, Secretary of Oak Tree Holdings and Oak Tree Archway, owned 80,814 shares of Common Stock, Martha Hessler, the wife of David J. Hessler, owned 1,000 shares of Common Stock, Robert J. King, Jr., a member of the board of directors of Oak Tree Holdings, owned 23,079 shares of Common Stock and 1,500 shares of Common Stock in trust, and Robert T. Moll, a member of the board of directors of Oak Tree Holdings, owned 73 shares of Common Stock.

Curtis E. Moll, David J. Hessler and Theodore S. Moll serve as trustees of The Jochum Moll Foundation, a charitable organization, and have the power to vote and dispose of the 20,000 shares held by The Jochum Moll Foundation as of such date.

The Reporting Persons disclaim beneficial ownership of shares held by the foregoing executive officers and directors.

Percentages set forth on the cover pages hereof and in this Item 5 are based on 23,441,986 shares of Common Stock reported as outstanding as of December 18, 2018 in the Issuer’s annual report on Form 10-K for the fiscal year ended October 31, 2018.

(c) The information set forth in Item 3 above is incorporated herein by reference.

(d) As the sole member and manager of Oak Tree Archway, Oak Tree Holdings has the right of dividends from, or the proceeds from the sale of, the shares beneficially owned directly by Oak Tree Archway. Except for the current shared dispositive power of Oak Tree Holdings through MTD with respect to the Trust noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by the Reporting Persons.

(e) MTD ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on January 2, 2019, because of the internal reorganization described in Item 3 above. As a result, MTD will no longer file as a reporting person on this Schedule 13D following this Amendment No. 14.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

1	Joint Filing Agreement, dated January 4, 2019, between MTD, Oak Tree Holdings and Oak Tree Archway.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2019

OAK TREE HOLDINGS LLC

By:	/s/ Christopher M. Essig
Name: Christopher M. Essig Title: Vice President

OAK TREE ARCHWAY LLC By: Oak Tree Holdings LLC

By:	/s/ Christopher M. Essig
Name: Christopher M. Essig Title: Vice President

MTD HOLDINGS INC

By:	/s/ Lawrence Muscarella
Name: Lawrence Muscarella Title: Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement, dated January 4, 2019, between MTD, Oak Tree Holdings and Oak Tree Archway.